A.
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15025008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewater Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Hutton Centre Drive, Suite 860
(No. and Street)

South Coast Metro	CA	92707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Ellington 310 568-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
3/17/15

OATH OR AFFIRMATION

I, Michael T. Ellington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

TATRECIA RENEE POLLARD
Commission # 2013203
Notary Public - California
Los Angeles County
My Comm. Expires Mar 18, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Contents

PART I

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Members' Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 9

SCHEDULES

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	10
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	12

PART II

Exemption Reports	13-14

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Edgewater Capital, LLC
South Coast Metro, CA 92707

I have audited the accompanying statement of financial condition of Edgewater Capital, LLC (the "Company"), a California LLC, as of December 31, 2014 and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 6, 2015

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 16,935
Accounts receivable	0
Deposit	1,423
Total Assets	$ 18,358
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 950
Due to Affiliates	6,290
Total Liabilities	7,240
Members' Equity	11,118
Total Liabilities and Members' Equity	$ 18,358

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues	
Administrative fee income	$ 16,550
Interest Income	10
Total Revenues	16,560
Expenses	
Commissions	0
Insurance	842
Salaries - officers	15,725
Professional fees	1,309
Regulatory fees	127
Rent	783
All other expenses	517
Total Expenses	19,303
Income (Loss) Before Tax Provision	(2,743)
Income Tax Provision	800
Net Income (Loss)	$ (3,543)

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

	Total
Balance, December 31, 2013	$ 11,661
Capital contributions	3,000
Net Income (loss)	(3,543)
Member distributions	-
Balance, December 31, 2014	$ 11,118

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net income (loss)	$ (3,543)
Changes in operating assets and liabilities:	
Accounts receivable	500
Deposits	(48)
Due to Affiliates	5,380
Net cash provided (used) by operating activities	2,289
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities:	
Capital contribution	3,000
Net Cash Provided by Financing	3,000
Net increase in cash	5,289
Cash - beginning of the year	11,646
Cash - end of the year	$ 16,935
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (i), the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements.

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2014

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash	$ 16,935	$ -	$ -	$16,935

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2014

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, LLC ("Shoreline"), its common ownership affiliate, whereby the Company pays Shoreline for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company reimburses Shoreline for their share of varying or non-recurring costs paid by Shoreline. These include computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid Shoreline $16,790, of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 783
Other administrative expenses	282
Personnel	15,725
Total occupancy and personnel expense	$ 16,790

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2014, the Company owed Shoreline $7,240.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $9,695 which was $4,695 in excess of its required net capital of $5,000. The Company's net capital ratio was .75 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2014, the Company recorded the minimum liability company income tax of $800.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 6, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2013

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 11,118
Nonallowable assets:	
Accounts receivable	(1,423)
Deposit	0
Net Capital	$ 9,695
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 483
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 4,695
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 8,971
Computation of Aggregate Indebtedness	
Total liabilities	$ 7,240
Aggregate indebtedness to net capital	0.75

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 9,695
Variance	-
Net Capital Per Audited Report	$ 9,695

See accompanying notes to financial statements

Edgewater Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Edgewater Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Edgewater Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
of Edgewater Capital, LLC

I have reviewed management's statements, included in the accompanying Edgewater Capital, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 6, 2015

Edgewater Capital, LLC
9841 Airport BLVD, Suite 650, Los Angeles, CA 90045

12/31/2014

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

BD Name met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to June 30, 2014.

Sincerely,

Mike Ellington, CFO